Exhibit 99.1

Bright Scholar Announces Unaudited Financial Results for FY2019 Third Fiscal Quarter

Raises Fiscal Year 2019 Guidance on Strong Acquisitive Growth Momentum

FOSHAN, July 18, 2019 (PR Newswire)—Bright Scholar Education Holdings Limited (“Bright Scholar,” the “Company,” “we” or “our”) (NYSE: BEDU), the largest operator of international and bilingual K-12 schools in China*, today announced its unaudited financial results for the third fiscal quarter ended May 31, 2019.

FY2019 Third Fiscal Quarter Ended May 31, 2019 Financial Highlights (in comparison to the same period of the last fiscal year):

•	Revenue was RMB692.8 million, up 28.1%

•	Gross profit was RMB318.0 million, up 36.8%; gross margin was 45.9%, up from 43.0%

•	Adjusted gross profit (1) was RMB324.2 million, up 37.9%; adjusted gross margin (1) was 46.8%, up from 43.5%

•	Operating income was RMB166.8 million, up 6.9%; operating margin was 24.1% compared to 28.9% for the same quarter of the last fiscal year

•	Adjusted operating income (2) was RMB189.6 million, up 13.8%; adjusted operating margin (2) was 27.4% compared to 30.8% for the same quarter of the last fiscal year

•

Net income was RMB137.4 million, up 2.5%; adjusted net income (3) was RMB160.2 million, up 10.8%; net margin was 19.8% compared to 24.8% for the same quarter of the last fiscal year; adjusted net margin (3) was 23.1% compared to 26.7% for the same quarter of the last fiscal year

•	Basic and diluted EPS was RMB1.13, up 8.7%; adjusted basic and diluted EPS (4) was RMB1.32, up 17.9%

•	Adjusted EBITDA (5) was RMB220.9 million, up 17.7%; adjusted EBITDA margin (5) was 31.9%, compared to 34.7% for the same quarter of the last fiscal year

FY2019 Nine Months Ended May 31, 2019 Financial Highlights (in comparison to the same period of the last fiscal year):

•	Revenue was RMB1,851.4 million, up 39.3%

•	Gross profit was RMB764.9 million, up 46.6%; gross margin was 41.3%, up from 39.2%

•	Adjusted gross profit (1) was RMB778.7 million, up 48.2%; adjusted gross margin (1) was 42.1%, up from 39.5%

•	Operating income was RMB345.0 million, up 22.7%; operating margin was 18.6% compared to 21.1% for the same period of the last fiscal year

•	Adjusted operating income (2) was RMB403.9 million, up 32.6%; adjusted operating margin (2) was 21.8% compared to 22.9% for the same period of the last fiscal year

•

Net income was RMB300.9 million, up 26.8%; adjusted net income (3) was RMB359.8 million, up 38.0%; net margin was 16.3% compared to 17.8% for the same period of the last fiscal year; adjusted net margin (3) was 19.4% compared to 19.6 % for the same period of the last fiscal year

•	Basic and diluted EPS was RMB2.38, up 22.1%; adjusted basic and diluted EPS (4) was RMB2.86, up 33.0%

•	Adjusted EBITDA (5) was RMB487.6 million, up 30.4%; adjusted EBITDA margin (5) was 26.3%, compared to 28.1% for the same period of the last fiscal year

*	In terms of student enrollment as of February 28, 2019, according to an industry report commissioned by Bright Scholar and prepared by Frost & Sullivan in 2019.
1.	Adjusted gross profit/(loss) is defined as gross profit/(loss) excluding amortization of intangible assets. Adjusted gross margin is defined as adjusted gross profit/(loss) divided by revenue.
2.

Adjusted operating income/(loss) is defined as operating income/(loss) excluding share-based compensation expense and amortization of intangible assets. Adjusted operating margin is defined as adjusted operating income/(loss) divided by revenue.

3.

Adjusted net income/(loss) is defined as net income/(loss) excluding share-based compensation expense and amortization of intangible assets. Adjusted net margin is defined as adjusted net income/(loss) divided by revenue.

4.

Adjusted basic and diluted EPS is defined as adjusted net income/(loss) attributable to ordinary shareholders (net income/(loss) to ordinary shareholders excluding share-based compensation expense and amortization of intangible assets) divided by the weighted average number of basic and diluted ordinary shares or American depositary shares (each an “ADS”), each representing one Class A ordinary share of the Company, on an as-converted basis.

5.

Adjusted EBITDA is defined as net income/(loss) excluding interest income, net; income tax expense/benefit; depreciation and amortization; share-based compensation expense, and non-recurring foreign exchange gain/loss (included in other expenses) due to the movement of the cash denominated in USD at a PRC subsidiary level which is reserved for designated purpose of use in fiscal year 2018 and subsequently exchanged to RMB and realized exchange gain in later 2018. Adjusted EBITDA margin is defined as adjusted EBITDA divided by revenue.

For more information on these adjusted financial measures, please see the section captioned under “Non-GAAP Financial Measures” and the tables captioned “Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this release.

“We continued to expand our global network of premium schools at an accelerated pace in this quarter,” said Jerry He, Executive Vice Chairman of Bright Scholar. “We have made two further acquisitions to expand our overseas school portfolio. In June, we entered into agreements to acquire 100% equity interests in St. Michael’s School, an established UK independent school, which offers day and boarding education from age 3 to 18, and Bosworth Independent College in England, which provides independent boarding education to pupils from the UK and aboard from age 13 to 19. In July, we entered into an agreement to acquire all the equity interests of CATS Colleges Holdings Limited (“CATS”). CATS is an international school network focused on the provision of quality education services to international students in their seven campuses and ten international languages schools across UK, US, Canada and China. Upon completion of these transactions, the potential revenue contributions will drive the structural changes to our revenue mix. For fiscal year 2018, the combined revenue of these overseas schools (including Bournemouth Collegiate School) was approximately GPB108 million (approximately RMB943 million) with over 3,300 students.”

“In addition, we have completed two strategic investments in Sannew American Middle School and Shandong-based Qiqiaoban to expand our domestic network of international schools and kindergartens. As of May 31, 2019, we had a global network of 78 schools and a total student capacity of 62,446 students.”

Mr. He concluded, “Our multi-year strategic investments are pivotal to scaling our business, expanding our global school network, enhancing education quality and broadening our educational service offerings that distinguish Bright Scholar as a global premium education service provider.”

“We are raising our Fiscal Year 2019 guidance as a result of the continued strong momentum in our acquisitive growth and stronger-than-expected nine-month results,” said Derek Feng, Chief Executive Officer of Bright Scholar. “Factoring in the contributions from Sannew, Qiqiaoban, Chengdu Yinzhe (DBC), Hangzhou Impression, Bournemouth School and other acquired companies, the revenue for the quarter was RMB692.8 million, representing a year-over-year increase of 28.1%, with 18.2% from organic growth and 9.9% from acquisitions. The adjusted gross profit, adjusted operating income, adjusted EBITDA and adjusted net income increased by 37.9%, 13.8%, 17.7% and 10.8% year-over-year, respectively. For the nine-month period, revenue was 1,851.4 million, representing a 39.3% year-over-year increase, with 21.0% from organic growth and 18.3% from acquisition. The adjusted gross profit, adjusted operating income, adjusted EBITDA and adjusted net income increased by 48.2%, 32.6%, 30.4% and 38.0% year-over-year, respectively.”

“The sales and marketing initiatives and investments we made at the beginning of fiscal 2019 have generated substantial returns in student enrollments. In comparison to the first nine months of the last fiscal year, the average student enrollment increased by 26.5% year-over-year to 44,632 for the nine-month period of fiscal 2019 with blended utilization rate increased to 72.9% from 61.8%.”

“Improving academic outcomes remains the number one priority for Bright Scholar. I am proud of this year’s academic accomplishments.” Mr. Feng continued, “As of the release date, 93.4% of our 2019 graduating students participating in AP, A Level and DP programs have received over 750 offers from the global top 50 institutions.”

“Our deep collaboration with Country Garden and other partners is crucial to the expansion of our school network. As of the release date, we have entered into 37 agreements with Country Garden and other partners to operate and manage 33 kindergartens and 4 bilingual schools with a total capacity of approximately 17,200 students.”

Mr. Feng concluded, “Over the last six months since I joined the Company, my appreciation has deepened for the powerful ways BEDU and our acquired business complement each other. We have a shared culture across the entire organization that values integrity, excellence and innovation with an unwavering commitment to provide premium educational experiences for our students. The consecutive quarters of strong performance demonstrate our execution capability and position us for continued future success as a global premium education service provider.”

FY2019 THIRD FISCAL QUARTER ENDED MAY 31, 2019 UNAUDITED FINANCIAL RESULTS

Revenues

Revenue for the third fiscal quarter was RMB692.8 million, representing a 28.1% increase from RMB540.9 million in the same period of the last fiscal year.

The table below sets forth a breakdown of revenues:

	Third Fiscal Quarter Ended May 31, 2019	Third Fiscal Quarter Ended May 31, 2018	YoY % Change
	(RMB in million)	(RMB in million)
International Schools	225.9	178.9	26.3%
Bilingual Schools	195.1	161.7	20.6%
Kindergartens	157.4	129.9	21.1%
Overseas School	17.2	—	—
Complementary	97.2	70.4	38.3%

Total	692.8	540.9	28.1%

International Schools: Revenue for the quarter was RMB225.9 million, representing a 26.3% increase from RMB178.9 million, accounting for 32.6% of total revenues as compared to 33.1% in the same period of last fiscal year. The increase in our revenue generated from international schools was primarily due to a 26.4% increase in the average number of students from 7,440 to 9,405, and a 4.8% increase in the average tuition and fees from RMB24,039 to RMB25,204 during the comparison periods. Revenue contribution from Sannew was RMB5.6 million for the reporting quarter.

Bilingual Schools: Revenue for the quarter was RMB195.1 million, representing a 20.6% increase from RMB161.7 million, accounting for 28.2% of total revenues as compared to 29.9% in the same period of last fiscal year. The increase in our revenue generated from bilingual schools was primarily due to a 15.5% increase in the average number of students from 15,773 to 18,222, and a 4.4% increase in the average tuition and fees from RMB10,253 to RMB10,707 during the comparison periods.

Kindergartens: Revenue for the quarter was RMB157.4 million, representing a 21.1% increase from RMB129.9 million, accounting for 22.7% of total revenues as compared to 24.0% in the same period of last fiscal year. The increase in our revenue generated from kindergartens was primarily due to a 21.9% increase in the average number of students from 14,111 to 17,198. Revenue contribution from Xinqiao and Qiqiaoban kindergartens was RMB20.0 million for the reporting quarter.

Overseas School: Revenue for the quarter was RMB17.2 million, accounting for 2.5% of total revenues. For the reporting quarter, Bournemouth Collegiate School has an average number of 601 students and an average tuition fee of RMB28,539.

Complementary: Revenue for the quarter was RMB97.2 million, representing a 38.3% increase from RMB70.4 million, accounting for 14.0% of total revenues as compared to 13.0% in the same period of last fiscal year. For the quarter, revenue contribution from acquired businesses, including Can-Achieve, Foundation Global Education (“Foundation”), Hangzhou Impression and Chengdu Yinzhe or “DBC” was approximately RMB58.2 million.

Cost of Revenues

Cost of revenues for the quarter was RMB374.8 million, representing a 21.6% increase from RMB308.3 million in the same period of the last fiscal year. This was primarily due to an increase in staff costs to RMB244.3million from RMB200.9 million, as we increased the headcount and the compensation level of teaching staff and instructors to support the expanding network of schools from organic growth and acquired businesses. The average number of teachers and instructors rose across all business lines by 23.0% from 4,341 to 5,338 during the comparison periods.

International Schools: Cost of revenues for the quarter was RMB116.0 million, representing a 17.5% increase from RMB98.7 million in the same period of last fiscal year.

Bilingual Schools: Cost of revenues for the quarter was RMB106.6 million, representing a 14.4% increase from RMB93.1 million in the same period of last fiscal year.

Kindergartens: Cost of revenues for the quarter was RMB76.3 million, representing a 24.7% increase from RMB61.2 million in the same period of last fiscal year.

Overseas School: Cost of revenue for the quarter was RMB8.3 million.

Complementary: Cost of revenues for the quarter was RMB67.6 million, representing a 22.2% increase from RMB55.3 million in the same period of last fiscal year.

Gross Profit, Gross Margin and Adjusted Gross Profit

Gross profit for the quarter was RMB318.0 million, representing a 36.8% increase from RMB232.6 million in the same period of last fiscal year. Gross margin for the quarter was 45.9%, as compared to 43.0% in the same period of last fiscal year.

Adjusted gross profit for the quarter was RMB324.2 million, representing a 37.9% increase from RMB235.1 million in the same quarter of last fiscal year. Adjusted gross margin was 46.8% for the quarter as compared to 43.5% in the same period of last fiscal year.

International Schools: Gross profit for the quarter was RMB109.9 million, representing a 37.0% increase from RMB80.2 million in the same period of last fiscal year. Gross margin for the quarter was 48.7%, as compared to 44.8% in the same period of last fiscal year.

Bilingual Schools: Gross profit for the quarter was RMB88.5 million, representing a 29.1% increase from RMB68.6 million in the same period of last fiscal year. Gross margin for the quarter was 45.4%, as compared to 42.4% in the same period of last fiscal year.

Kindergartens: Gross profit for the quarter was RMB81.1 million, representing a 18.0% increase from RMB68.7 million in the same period of last fiscal year. Gross margin for the quarter was 51.5%, as compared to 52.9% in the same period of last fiscal year. This was primarily due to the dilution from newly opened kindergartens.

Overseas School: Gross profit for the quarter was RMB8.9 million, with a gross margin of 51.4%.

Complementary: Gross profit for the quarter was RMB29.6 million, representing a 97.5% increase from RMB15.1 million in the same period of last fiscal year. Gross margin for the quarter was 30.5%, as compared to 21.4% in the same period of the last fiscal year. This was primarily due to margin improve of Elan and margin contribution from acquired business.

Selling, General and Administrative Expenses and Adjusted SG&A Expenses (6)

Total selling, general and administrative expenses for the quarter were RMB152.0 million, representing a 95.5% increase from RMB77.8 million in the same period of the last fiscal year. This accounted for 21.9% of total revenues as compared to 14.4% in the same period of last fiscal year. The increase in selling, general and administrative expenses was primarily due to the increase in the compensation and benefits incurred from additional general and administrative staff members; employee stock ownership plan (“ESOP”) related expenses to retain talent; marketing expenses for brand promotion; the costs associated with acquisitions and other professional services to support the business growth as a listed company as well as the incremental SG&A expenses incurred from acquired businesses.

Adjusted SG&A expenses (6) for the quarter were RMB135.4 million, representing a 94.2% increase from RMB69.7 million in the same period of last fiscal year. This accounted for 19.5% of total revenues as compared to 12.9% in the same period of last fiscal year.

(6)	Adjusted SG&A expenses is defined as selling, general and administrative expenses excluding share-based compensation expense.

Operating Income, Operating Margin and Adjusted Operating Income

Operating income for the quarter was RMB166.8 million, representing a 6.9% increase from RMB156.1 million in the same period of last fiscal year. Operating margin for the quarter was 24.1%, as compared to 28.9% in the same period of last fiscal year.

Adjusted operating income for the quarter was RMB189.6 million, representing a 13.8% increase from RMB166.6 million in the same quarter of last fiscal year. Adjusted operating margin was 27.4% for the quarter as compared to 30.8% in the same period of last fiscal year.

Net Income and Adjusted Net Income

Net income for the quarter was RMB137.4 million, representing a 2.5% increase from RMB134.1 million in the same period of last fiscal year.

Adjusted net income for the quarter was RMB160.2 million, representing a 10.8% increase from RMB144.6 million in the same period of last fiscal year.

Earnings per ordinary share/ADS and Adjusted Earnings per ordinary share/ADS

Basic and diluted net earnings per ordinary share/ADS attributable to ordinary shareholders/ADS holders for the quarter were RMB1.13 and RMB1.13, respectively, as compared to RMB1.04 and RMB1.04, respectively, in the same period of the last fiscal year.

Adjusted basic and diluted net earnings per ordinary share/ADS attributable to ordinary shareholders/ADS holders for the quarter were RMB1.32 and RMB1.32, respectively, as compared to RMB1.12 and RMB1.12, respectively, in the same period of the last fiscal year.

Adjusted EBITDA

Adjusted EBITDA for the quarter was RMB220.9 million, representing a 17.7% increase from RMB187.6 million in the same period of last fiscal year.

FY2019 FIRST NINE MONTHS ENDED MAY 31, 2019 UNAUDITED FINANCIAL RESULTS

Revenues

Revenue for the first nine months of fiscal 2019 was RMB1,851.4 million, representing a 39.3% increase from RMB1,329.2 million in the same period of the last fiscal year.

The table below sets forth a breakdown of revenues:

	Nine Months Ended May 31, 2019	Nine Months Ended May 31, 2018	YoY % Change
	(RMB in million)	(RMB in million)
International Schools	590.7	472.2	25.1%
Bilingual Schools	519.6	425.8	22.0%
Kindergartens	386.6	309.1	25.1%
Overseas School	33.3	—	—
Complementary	321.2	122.1	163.2%

Total	1,851.4	1,329.2	39.3%

International Schools: Revenue for the period was RMB590.7 million, representing a 25.1% increase from RMB472.2 million, accounting for 31.9% of total revenues as compared to 35.5% in the same period of last fiscal year. The increase in our revenue generated from international schools was primarily due to a 27.4% increase in the average number of students from 7,334 to 9,347, and a 4.7% increase in the average tuition and fees from RMB64,386 to RMB67,394 during the comparison periods. Revenue contribution from Sannew was RMB5.6 million for the reporting period.

Bilingual Schools: Revenue for the period was RMB519.6 million, representing a 22.0% increase from RMB425.8 million, accounting for 28.1% of total revenues as compared to 32.0% in the same period of last fiscal year. The increase in our revenue generated from bilingual schools was primarily due to a 16.3% increase in the average number of students from 15,566 to 18,110, and a 4.9% increase in the average tuition and fees from RMB27,356 to RMB28,694 during the comparison periods.

Kindergartens: Revenue for the period was RMB386.6 million, representing a 25.1% increase from RMB309.1 million, accounting for 20.9% of total revenues as compared to 23.3% in the same period of last fiscal year. The increase in our revenue generated from kindergartens was primarily due to a 34.0% increase in the average number of students from 12,375 to 16,587. Revenue contribution from Xinqiao and Qiqiaoban kindergartens was RMB38.1 million for the reporting period.

Overseas School: Revenue for the period was RMB33.3 million, accounting for 1.8% of total revenues. For the reporting period, Bournemouth Collegiate School has an average number of students of 588 and an average tuition and fees of RMB84,865.

Complementary: Revenue for the period was RMB321.2 million, representing a 163.2% increase from RMB122.1 million, accounting for 17.3% of total revenues as compared to 9.2% in the same period of last fiscal year. For the reporting period, revenue contribution from acquired businesses, including Can-Achieve, Foundation, Hangzhou Impression and DBC was approximately RMB209.1 million.

Cost of Revenues

Cost of revenues for the period was RMB1,086.6 million, representing a 34.5% increase from RMB807.6 million in the same period of the last fiscal year. This was primarily due to an increase in staff costs to RMB710.6 million from RMB560.6 million, as we increased the headcount and the compensation level of teaching staff and instructors to support the expanding network of schools from organic growth and acquired businesses. The average number of teachers and instructors rose across all business lines by 21.9% from 4,276 to 5,211 during the comparison periods.

International Schools: Cost of revenues for the period was RMB338.6 million, representing a 21.4% increase from RMB279.0 million in the same period of last fiscal year.

Bilingual Schools: Cost of revenues for the period was RMB313.7 million, representing a 16.5% increase from RMB269.3 million in the same period of last fiscal year.

Kindergartens: Cost of revenues for the period was RMB211.6 million, representing a 25.9% increase from RMB168.1 million in the same period of last fiscal year. This was mainly due to the inclusion of Qiqiaoban kindergarten.

Overseas School: Cost of revenue for the period was RMB22.3 million.

Complementary: Cost of revenues for the period was RMB200.4 million, representing a 119.5% increase from RMB91.2 million in the same period of last fiscal year.

Gross Profit, Gross Margin and Adjusted Gross Profit

Gross profit for the period was RMB764.9 million, representing a 46.6% increase from RMB521.6 million in the same period of last fiscal year. Gross margin for the period was 41.3%, as compared to 39.2% in the same period of last fiscal year.

Adjusted gross profit for the period was RMB778.7 million, representing a 48.2% increase from RMB525.4 million in the same period of last fiscal year. Adjusted gross margin was 42.1%for the period as compared to 39.5% in the same period of last fiscal year.

International Schools: Gross profit for the period was RMB252.2 million, representing a 30.5% increase from RMB193.2 million in the same period of last fiscal year. Gross margin for the period was 42.7%, as compared to 40.9% in the same period of last fiscal year.

Bilingual Schools: Gross profit for the period was RMB205.9 million, representing a 31.5% increase from RMB156.5 million in the same period of last fiscal year. Gross margin for the period was 39.6%, as compared to 36.8% in the same period of last fiscal year.

Kindergartens: Gross profit for the period was RMB175.0 million, representing a 24.0% increase from RMB141.0 million in the same period of last fiscal year. Gross margin for the period was 45.3%, as compared to 45.6% in the same period of last fiscal year.

Overseas Schools: Gross profit for the period was RMB11.0 million, with a gross margin of 32.9%.

Complementary: Gross profit for the period was RMB120.8 million, representing a 292.8% increase from RMB30.9 million in the same period of last fiscal year. Gross margin for the period was 37.6%, as compared to 25.4% in the same period of the last fiscal year.

Selling, General and Administrative Expenses and Adjusted SG&A Expenses (6)

Total selling, general and administrative expenses for the period were RMB431.9 million, representing a 72.3% increase from RMB250.8 million in the same period of the last fiscal year. This accounted for 23.3% of total revenues as compared to 18.9% in the same period of last fiscal year. The increase in selling, general and administrative expenses was primarily due to the increase in the compensation and benefits incurred from additional general and administrative staff members; ESOP related expenses to retain talent; the increase in marketing expenses for brand promotion; the costs associated with acquisitions and other professional services to support the business growth as a listed company as well as the incremental SG&A expenses incurred from acquired businesses.

Adjusted SG&A expenses (6) for the period were RMB386.9 million, representing a 67.5% increase from RMB231.0 million in the same period of last fiscal year. This accounted for 20.9% of total revenues as compared to 17.4% in the same period of last fiscal year.

(6)	Adjusted SG&A expenses is defined as selling, general and administrative expenses excluding share-based compensation expense.

Operating Income, Operating Margin and Adjusted Operating Income

Operating income for the period was RMB345.0 million, representing a 22.7% increase from RMB281.1 million in the same period of last fiscal year. Operating margin for the period was 18.6%, as compared to 21.1% in the same period of last fiscal year, primarily due to the one-off expenses incurred associated with acquisitions and other professional services provided to support our business expansion for the period.

Adjusted operating income for the period was RMB403.9 million, representing a 32.6% increase from RMB304.7 million in the same period of last fiscal year. Adjusted operating margin was 21.8% for the period as compared to 22.9% in the same period of last fiscal year.

Net Income and Adjusted Net Income

Net income for the period was RMB300.9 million, representing a 26.8% increase from RMB237.2 million in the same period of last fiscal year.

Adjusted net income for the period was RMB359.8 million, representing a 38.0% increase from RMB260.8 million in the same period of last fiscal year.

Earnings per ordinary share/ADS and Adjusted Earnings per ordinary share/ADS

Basic and diluted net earnings per ordinary share/ADS attributable to ordinary shareholders/ADS holders for the period were RMB2.38 and RMB2.38, respectively, as compared to RMB1.95 and RMB1.95, respectively, in the same period of the last fiscal year.

Adjusted basic and diluted net earnings per ordinary share/ADS attributable to ordinary shareholders/ADS holders for the period were RMB2.86 and RMB2.86, respectively, as compared to RMB2.15 and RMB2.15, respectively, in the same period of the last fiscal year.

Adjusted EBITDA

Adjusted EBITDA for the period was RMB487.6 million, representing a 30.4% increase from RMB373.9 million in the same period of last fiscal year.

Cash and Working Capital

As of May 31, 2019, the Company’s cash and cash equivalents and restricted cash was RMB2,057.1 million (US$298.0 million), as compared to RMB2,522.9 million as of February 28, 2019. For the nine months ended May 31, 2019, the Company’s capital expenditure was approximately RMB105 million, up 52.8% from the same period of last fiscal year.

New Accounting Standards

On September 1, 2018, the Company adopted Revenue from Contracts with Customers (“Topic 606”), applying the modified retrospective method to all contracts that were not completed as of September 1, 2018. Results for reporting periods beginning September 1, 2018 are presented under Topic 606, while prior period amounts are not adjusted and continue to be reported under the accounting standards in effect for the prior periods. The Company assessed variable consideration included in its complementary education training services and study-abroad consulting service over the expected service period. The cumulative effect of RMB0.4 million was recorded as an adjustment to the opening balance of retained earnings upon the initial adoption.

GUIDANCE FOR FISCAL YEAR ENDING AUGUST 31, 2019

For the 2019 fiscal year, the Company raised its guidance for its average student enrollment to be between approximately 44,000 and 45,000, representing a year-over-year increase between 20% and 23%, and its revenue to be between approximately RMB2,390 million and RMB2,460 million, representing a year-over-year growth between 39% and 43%. The Company opened three new kindergartens during the 2019 fiscal year.

This guidance is based on the current market and operating conditions and reflects the Company’s current and preliminary estimates of such market and operating conditions and customer demand, which are all subject to change.

Conference Call

BEDU’s management will host a conference call at 8:00 am US Eastern Time (8:00 pm Beijing/Hong Kong Time) on July 19, 2019 to discuss its quarterly results and recent business activities.

To participate in the conference call, please dial the following number five to ten minutes prior to the scheduled conference call time:

China:	4001-201-203
Hong Kong:	852-301-84992
United States:	1-888-346-8982
Canada Toll Free:	1-855-669-9657
International:	1-412-902-4272

*	No passcode is needed for the call. Please request to join Bright Scholar Education Holdings Ltd.’s call as you dial in.

The Company will also broadcast a live audio webcast of the conference call. The webcast will be available at http://ir.brightscholar.com/.

Following the earnings conference call, an archive of the call will be available by dialing:

United States:	1-877-344-7529
International:	1-412-317-0088
Canada Toll Free:	855-669-9658
Replay Passcode:	10132606
Replay End Date:	July 26, 2019

CONVENIENCE TRANSLATION

The Company’s business is primarily conducted in China and the significant majority of revenues generated are denominated in Renminbi (“RMB”). However, periodic reports made to shareholders will include current period amounts translated into U.S. dollars using the prevailing exchange rates at the balance sheet date, for the convenience of readers. Translations of balances in the condensed consolidated balance sheets, and the related condensed consolidated statements of operations, and cash flows from RMB into U.S. dollars as of and for the quarter and nine month period ended May 31, 2019 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.9027, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on May 31, 2019. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on May 31, 2019 or at any other rate.

NON-GAAP FINANCIAL MEASURES

In evaluating our business, we consider and use certain non-GAAP measures, including primarily adjusted EBITDA and adjusted net income/(loss), as supplemental measures to review and assess our operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define adjusted gross profit/(loss) as gross profit/(loss) excluding amortization of intangible assets and adjusted gross margin as adjusted gross profit/(loss) divided by revenue. We define adjusted EBITDA as net income/(loss) excluding interest income, net; income tax expense/benefit; depreciation and amortization; share-based compensation expense, and non-recurring foreign exchange gain/loss (included in other expenses) due to the movement of the cash denominated in USD at a PRC subsidiary level which was reserved for designated purpose of use in fiscal year 2018 and subsequently exchanged to RMB and realized exchange gain in later 2018, and adjusted net income/(loss) as net income/(loss) excluding share-based compensation expense and amortization of intangible assets. We define adjusted SG&A as selling, general and administration expense excluding share-based compensation expense and adjusted operating income/(loss) as net operating income/(loss) excluding share-based compensation expense and amortization of intangible assets. Additionally, we define adjusted net earnings per share attributable to ordinary shareholders, basic and diluted, as adjusted net income/(loss) attributable to ordinary shareholders (net income/(loss) to ordinary shareholders excluding share-based compensation expense and amortization of intangible assets) divided by the weighted average number of basic and diluted ordinary shares or American depositary shares (each an “ADS”), each representing one Class A ordinary share of the Company, on an as-converted basis.

We incur amortization expense of intangible assets related to various acquisitions that have been made in recent years. These intangible assets are valued at the time of acquisition and are then amortized over a period of several years after the acquisition. We believe that exclusion of these expenses allows greater comparability of operating results that are consistent over time for the Company’s newly-acquired and long-held businesses as the related intangibles does not have significant connection to the growth of the business. Therefore we provide additional exclusion of amortization of intangible assets to redefine adjusted operating income/(loss), adjusted net income/(loss), and adjusted net earnings per share attributable to ordinary shareholders, basic and diluted.

We present the non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. Such non-GAAP measures, including adjusted EBITDA and adjusted net income/(loss). Adjusted EBITDA enables our management to assess our operating results without considering the impact of non-cash charges, including depreciation and amortization and share-based compensation expense, and without considering the impact of non-operating items such as interest income, net; income tax expense/benefit; and non-recurring foreign exchange gain/loss (included in other expenses) due to the movement of the cash denominated in USD at a PRC subsidiary level which was reserved for designated purpose of use in fiscal year 2018 and subsequently exchanged to RMB and realized exchange gain in later 2018. Adjusted net income/(loss) enables our management to assess our operating results without considering share-based compensation expense and amortization of intangible assets. We also believe that the use of the non-GAAP measure facilitates investors’ assessment of our operating performance.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expense that affect our operations. Interest income, net; income tax expense/benefit; depreciation and amortization; share-based compensation expense; and non-recurring foreign exchange gain/loss (included in other expenses) due to the movement of the cash denominated in USD at a PRC subsidiary level which was reserved for designated purpose of use in fiscal year 2018 and subsequently exchanged to RMB and realized exchange gain in later 2018, have been and may continue to be incurred in our business and are not reflected in the presentation of these non-GAAP measures, including adjusted EBITDA or adjusted net income/(loss). Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

About Bright Scholar Education Holdings Limited

Bright Scholar is the largest operator of international and bilingual K-12 schools in China*. The Company is dedicated to providing quality international education to Chinese students and equipping them with the critical academic foundation and skillsets necessary to succeed in the pursuit of higher education overseas. Bright Scholar also complements its international offerings with Chinese government-mandated curriculum for students who wish to maintain the option of pursuing higher education in China. As of May 31, 2019, Bright Scholar operated 78 schools covering the breadth of K-12 academic needs of its students across nine provinces in China and one overseas school. In the first nine months of the 2019 school year ended May 31, 2019, Bright Scholar had an average of 44,632 students enrolled at its schools.

*	In terms of student enrollment as of February 28, 2019, according to an industry report commissioned by Bright Scholar and prepared by Frost & Sullivan in 2019.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s business plans and development, which can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

IR Contact:

GCM Strategic Communications

Email: BEDU.IR@gcm.international

Media Contact:

Email: media@brightscholar.com

Phone: +86-757-6683-2507

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands)

	As of
	August 31,	May 31,
	2018	2019
	RMB	RMB	USD
ASSETS
Current assets
Cash and cash equivalents	3,153,852	2,032,681	294,476
Restricted cash	10,229	24,399	3,535
Short term investments	—	293,621	42,537
Accounts receivable	809	2,140	310
Amounts due from related parties	17,960	16,528	2,394
Other receivables, deposits and other assets	52,457	75,554	10,945
Inventories	9,174	21,624	3,133

Total current assets	3,244,481	2,466,547	357,330

Property and equipment, net	460,485	774,889	112,259
Land use right, net	33,721	88,735	12,855
Intangible assets, net	73,657	200,223	29,006
Goodwill	609,511	1,039,192	150,549
Long-term investments	204,968	13,799	1,999
Equity method investments	2,313	2,302	333
Other investments	83	1,583	229
Prepayment for construction contract	2,983	4,749	688
Deferred tax assets, net	18,129	14,087	2,041
Deposits for acquisition	8,854	72,629	10,522
Other non-current assets	7,296	8,224	1,191

Total non-current assets	1,422,000	2,220,412	321,672

TOTAL ASSETS	4,666,481	4,686,959	679,002

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS-CONTINUED

(Amounts in thousands)

	As of
	August 31,	May 31,
	2018	2019
	RMB	RMB	USD
LIABILITIES AND EQUITY
Current liabilities
Short term loan (including short term loan of the consolidated VIEs without recourse to Bright Scholar Education of nil and nil as of August 31, 2018 and May 31, 2019, respectively)	49,840	49,840	7,220
Accounts payable (including accounts payable of the consolidated VIEs without recourse to Bright Scholar Education of RMB 37,271 and RMB 50,371 as of August 31, 2018 and May 31, 2019, respectively)	63,602	92,683	13,427
Amounts due to related parties (including amounts due to related parties of the consolidated VIEs without recourse to Bright Scholar Education of RMB 142,068 and RMB 82,971 as of August 31, 2018 and May 31, 2019, respectively)	157,295	107,314	15,547
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to Bright Scholar Education of RMB 289,388 and RMB 292,085 as of August 31, 2018 and May 31, 2019, respectively)	335,857	381,423	55,256
Income tax payable (including income tax payable of the consolidated VIEs without recourse to Bright Scholar Education of RMB 23,886 and RMB 76,798 as of August 31, 2018 and May 31, 2019, respectively)	53,598	105,904	15,342
Current portion of deferred revenue (including deferred revenue of the consolidated VIEs without recourse to Bright Scholar Education of RMB 936,615 and nil as of August 31, 2018 and May 31, 2019, respectively)	965,152	—	—
Contract liabilities (including contract liabilities of the consolidated VIEs without recourse to Bright Scholar Education of nil and RMB 693,427 as of August 31, 2018 and May 31, 2019, respectively)	—	741,461	107,416
Refund liabilities (including refund liabilities of the consolidated VIEs without recourse to Bright Scholar Education of nil and RMB 4,225 as of August 31, 2018 and May 31, 2019, respectively)	—	5,544	803

Total current liabilities	1,625,344	1,484,169	215,011

Deferred tax liabilities, net (including deferred tax liabilities of the consolidated VIEs without recourse to Bright Scholar Education of RMB 14,452 and RMB 41,358 as of August 31, 2018 and May 31, 2019, respectively)	17,067	48,617	7,043
Other non-current liability due to related parties (including non-current liabilities due to related parties of the consolidated VIEs without recourse to Bright Scholar Education of nil and RMB 21,326 as of August 31, 2018 and May 31, 2019, respectively)	—	21,326	3,090
Other non-current liability due to third parties (including non-current liabilities due to third parties of the consolidated VIEs without recourse to Bright Scholar Education of RMB 7,817 and RMB 8,895 as of August 31, 2018 and May 31, 2019, respectively)	12,471	12,237	1,773

Total non-current liabilities	29,538	82,180	11,906

TOTAL LIABILITIES	1,654,882	1,566,349	226,917

EQUITY
Share capital	9	8	1
Additional paid-in capital	2,469,815	2,099,034	304,089
Statutory reserves	64,945	64,945	9,409
Accumulated other comprehensive income	75,770	92,006	13,329
Accumulated retained earnings	231,036	524,263	75,950

Shareholders’ equity	2,841,575	2,780,256	402,778
Non-controlling interests	170,024	340,354	49,307

Total equity	3,011,599	3,120,610	452,085

TOTAL LIABILITIES AND EQUITY	4,666,481	4,686,959	679,002

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except for shares and per share data)

	Three Months Ended May 31,			Nine Months Ended May 31,
	2018	2019		2018	2019
	RMB	RMB	USD	RMB	RMB	USD
Revenue	540,882	692,825	100,370	1,329,206	1,851,445	268,220
Cost of revenue	(308,316)	(374,784)	(54,295)	(807,608)	(1,086,561)	(157,411)

Gross profit	232,566	318,041	46,075	521,598	764,884	110,809
Selling, general and administrative expenses	(77,777)	(152,035)	(22,025)	(250,759)	(431,937)	(62,575)
Other operating income	1,275	815	118	10,274	12,007	1,739

Operating income	156,064	166,821	24,168	281,113	344,954	49,973
Interest income, net	7,956	10,081	1,460	14,507	32,290	4,678
Investment income	4,472	5,593	810	14,099	15,736	2,280
Other income (expenses)	2,634	(2,376)	(344)	(8,812)	(5,803)	(840)

Income before income taxes and share of equity in income of unconsolidated affiliates	171,126	180,119	26,094	300,907	387,177	56,091
Income tax expense	(37,098)	(42,672)	(6,182)	(63,697)	(86,276)	(12,499)
Share of equity in income/ (loss) of unconsolidated affiliates	32	(33)	(5)	32	(17)	(2)

Net income	134,060	137,414	19,907	237,242	300,884	43,590

Net income attributable to non-controlling interests	2,814	761	110	2,022	7,861	1,139

Net income attributable to ordinary shareholders	131,246	136,653	19,797	235,220	293,023	42,451

Net earnings per share attributable to ordinary shareholders
—Basic	1.04	1.13	0.16	1.95	2.38	0.35
—Diluted	1.04	1.13	0.16	1.95	2.38	0.35

Weighted average shares used in calculating net earnings per ordinary share:
—Basic	126,706,522	120,901,587	120,901,587	120,436,813	122,908,466	122,908,466
—Diluted	126,725,656	121,010,564	121,010,564	120,455,948	122,996,539	122,996,539

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	Three Months Ended May 31			Nine Months Ended May 31
	2018	2019		2018	2019
	RMB	RMB	USD	RMB	RMB	USD
Net cash (used in)/generated from operating activities	(7,184)	(78,206)	(11,329)	100,114	182,517	26,442
Net cash used in investing activities	(375,544)	(300,129)	(43,481)	(429,315)	(837,538)	(121,334)
Net cash generated from/(used in) financing activities	1,155,048	(124,658)	(18,059)	1,155,408	(467,221)	(67,688)
Effect of exchange rate changes on cash	23,075	37,175	5,386	(20,631)	15,241	2,208

Net change in cash and cash equivalents, and restricted cash	795,395	(465,818)	(67,483)	805,576	(1,107,001)	(160,372)
Cash and cash equivalents, and restricted cash at beginning of the period	1,906,843	2,522,898	365,494	1,896,662	3,164,081	458,383

Cash and cash equivalents, and restricted cash at end of the period	2,702,238	2,057,080	298,011	2,702,238	2,057,080	298,011

Reconciliations of GAAP and Non-GAAP Results

(Amounts in thousands, except for shares and per share data)

	Three Months Ended May 31,			Nine Months Ended May 31,
	2018	2019		2018	2019
	RMB	RMB	USD	RMB	RMB	USD
Gross profit	232,566	318,041	46,075	521,598	764,884	110,809
Add: Amortization of intangible assets	2,512	6,187	896	3,772	13,832	2,004

Adjusted gross profit	235,078	324,228	46,971	525,370	778,716	112,813

Operating income	156,064	166,821	24,168	281,113	344,954	49,973
Add: Share-based compensation expense	8,048	16,623	2,408	19,790	45,065	6,529
Add: Amortization of intangible assets	2,512	6,187	896	3,772	13,832	2,004

Adjusted operating income	166,624	189,631	27,472	304,675	403,851	58,506

Net income	134,060	137,414	19,907	237,242	300,884	43,590
Add: Share-based compensation expense	8,048	16,623	2,408	19,790	45,065	6,529
Add: Amortization of intangible assets	2,512	6,187	896	3,772	13,832	2,004

Adjusted net income	144,620	160,224	23,211	260,804	359,781	52,123

Net income attributable to ordinary shareholders	131,246	136,653	19,797	235,220	293,023	42,451
Add: Share-based compensation expense	8,048	16,623	2,408	19,790	45,065	6,529
Add: Amortization of intangible assets	2,512	6,187	896	3,772	13,832	2,004

Adjusted net income attributable to ordinary shareholders	141,806	159,463	23,101	258,782	351,920	50,984

Net income	134,060	137,414	19,907	237,242	300,884	43,590
Less: Interest income, net	7,956	10,081	1,460	14,507	32,290	4,678
Add: Income tax expense	37,098	42,672	6,182	63,697	86,276	12,499
Add: Depreciation and amortization	20,511	34,272	4,965	60,573	87,642	12,697
Add: Share-based compensation expense	8,048	16,623	2,408	19,790	45,065	6,529
Add: Foreign exchange loss/ gain (included in other expenses)	(4,147)	—	—	7,140	—	—

Adjusted EBITDA	187,614	220,900	32,002	373,935	487,577	70,637

Selling, general and administrative expenses	77,777	152,035	22,025	250,759	431,937	62,575
Less: Share-based compensation expense	8,048	16,623	2,408	19,790	45,065	6,529

Adjusted selling, general and administrative expenses	69,729	135,412	19,617	230,969	386,872	56,046

Weighted average shares used in calculating earnings per ordinary share:
—Basic	126,706,522	120,901,587	120,901,587	120,436,813	122,908,466	122,908,466
—Diluted	126,725,656	121,010,564	121,010,564	120,455,948	122,996,539	122,996,539

Adjusted net earnings per share attributable to ordinary shareholders
—Basic	1.12	1.32	0.19	2.15	2.86	0.41
—Diluted	1.12	1.32	0.19	2.15	2.86	0.41